

September 22, 2020

Tim Weller
Chief Executive Officer
Datto Holding Corp.
101 Merritt 7
Norwalk, CT 06851

>   **Re: Datto Holding Corp.**
>   **Amendment No. 3 to Draft Registration Statement on Form S-1**
>   **Submitted September 4, 2020**
>   **CIK No. 0001724570**

Dear Mr. Weller:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Graphics, page 1

1.   It is not clear from your graphics in the forepart of your registration statement whether the Last Twelve Months Net Income of $5 million represents the period from June 30, 2019 through June 30, 2020. Please also clarify that you actually generated a net loss of $31.2 million for the twelve months ended for the fiscal year ended December 31, 2019 to balance your disclosure. Further, please specify the point in time metrics that are dated as of June 30, 2020, such as your Dollar-based net retention ratio.

2.   The chart at the forefront of your document depicting your annual recurring revenue from partner cohorts is not accompanied by sufficient explanation. For example, it is not clear

what dollar amounts are being measured. Please revise to provide clearer guidance of what is being depicted.

Notes to Consolidated Financial Statements
Note 12. Stock-Based Employee Compensation, page F-32

3.   Please provide us with an updated breakdown of all options granted through June 30, 2020 as well as any grants made subsequent to the most recent balance sheet date, and include the fair value of the underlying common stock at the date of such grants as determined by your board of directors. To the extent there were any significant fluctuations in the fair value prices from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, AttorneyAdvisor, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert E. Goedert, P.C.